UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

WORLDWIDE ENERGY AND MANUFACTURING USA, INC. (f/k/a Tabatha III, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

98158R104

(CUSIP Number)

Jimmy Wang
408 N. Canal Street
Units A & B
South San Francisco, California  94080
(650) 794-9888

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 27, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 98158R104	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS: JIMMY WANG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CHINESE NATIONAL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: _________
	8	SHARED VOTING POWER: 1,642,954(1)
	9	SOLE DISPOSITIVE POWER: _________
	10	SHARED DISPOSITIVE POWER: 1,642,954(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,642,954(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.04%(2)
14	TYPE OF REPORTING PERSON: IN

(1)
Mr. Wang and Ms. Wang each hold directly 821,477 shares of common stock of the Issuer.  Each is also deemed to beneficially own the shares owned by the other pursuant to applicable regulations of the Securities and Exchange Commission.

(2)	Based on 5,657,215 shares of common stock outstanding at November 22, 2010, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 98158R104	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS: MINDY WANG I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CHINESE NATIONAL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: _________
	8	SHARED VOTING POWER: 1,642,954(1)
	9	SOLE DISPOSITIVE POWER: _________
	10	SHARED DISPOSITIVE POWER: 1,642,954(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,642,954(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.04%(2)
14	TYPE OF REPORTING PERSON: IN

(1)
Mr. Wang and Ms. Wang each hold directly 821,477 shares of common stock of the Issuer.  Each is also deemed to beneficially own the shares owned by the other pursuant to applicable regulations of the Securities and Exchange Commission.

(2)	Based on 5,657,215 shares of common stock outstanding at November 22, 2010, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2010.

CUSIP No. 98158R104	13D	Page 4 of 8 Pages

EXPLANATORY NOTES

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed jointly by Jimmy Wang and Mindy Wang and amends the statements on both (i) the Schedule 13D that was originally filed by Jimmy Wang with the Securities and Exchange Commission (the “Commission”) on October 3, 2003 and (ii) the Schedule 13D that was originally filed by Mindy Wang with the Commission on October 3, 2003 (jointly, the “Statements”), with respect to the common stock, no par value, of Worldwide Energy and Manufacturing USA, Inc. (the “Company”), formerly known as Tabatha III, Inc.

This Amendment No. 1 amends the Statements as specifically set forth herein.  Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statements.

Item 4.                 Purpose of Transaction

Item 4 is hereby amended by deleting it in its entirety and replacing it with the following:

Mr. Wang is a founder of the Company and serves on its board of directors.  He served as the Chief Executive Officer of the Company until he was removed from such position by the Board on April 25, 2011.  Ms. Wang also serves on the board of directors of the Company.  She served as Secretary and Treasurer of the Company until she was removed from such position by the Board on April 25, 2011.  Since April 25, 2011, both Mr. Wang and Ms. Wang have had concerns as to whether the best interests of the Company are being served by the Board of Directors and management of the Company as currently constituted.  Mr. Wang has engaged in discussions with shareholders of the Company that share these concerns and he is considering whether and how he should address these concerns.  While neither Mr. Wang nor Ms. Wang currently has any specific plans or proposals to change the current management of the Company, their concerns over the management of the Company could cause them to develop such plans or proposals in the future, which might include voting their shares of common stock to make changes to the composition of the Board.  In addition, Mr. Wang and Ms. Wang might consider rejoining management of the Company if requested by the Board.  Other than as aforesaid, neither Mr. Wang nor Ms. Wang have any present plans or proposals that relate to or that would result in:

(a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 98158R104	13D	Page 5 of 8 Pages

(e) Any material change in the Company’s business or corporate structure;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the above, Mr. Wang and Ms. Wang may, in their capacity as directors of the Company, have plans or proposals relating to items (a) through (j) above and to such extent they decline to indicate such plans or proposals, and disclaim any obligation to update such disclosures, except to the extent they derive from their status as stockholders instead of as directors.

In addition, Mr. Wang and Ms. Wang may, at any time and from time to time, and reserve the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Wang and Ms. Wang in light of their general investment policy, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a) and (b) See Items 7 through 11 and 13 of the cover sheet for Mr. Wang and Items 7 through 11 and 13 of the cover sheet for Ms. Wang.

(c) Mr. Wang and Ms. Wang have not effected any transactions in shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Both Mr. Wang and Ms. Wang are parties to an Escrow Agreement dated January 26, 2010, among Mr. Wang, Ms. Wang, the Company, the purchasers of securities of the Company named therein, and Sichenzia Ross Friedman Ference LLP, as escrow agent, pursuant to which Mr. and Ms. Wang deposited an aggregate of 1,620,954 shares of common stock of the Company into escrow for release to the purchasers upon certain specified circumstances.  Mr. Wang and Ms. Wang do not believe that such circumstances exist such that the shares owned by them are required to be delivered out of escrow to the purchasers, but certain of the purchasers have made claims that certain of those shares should be delivered to them out of escrow.  To the knowledge of Mr. and Ms. Wang, all these shares continue to be held in escrow and to be registered in their name.

CUSIP No. 98158R104	13D	Page 6 of 8 Pages

Item 7.	Material to be filed as Exhibits.

Exhibit 1          Agreement of  Joint Filing.

Exhibit 2.1      Escrow Agreement dated January 26, 2010 among  Jimmy and Mindy Wang, the Company, the purchasers signatory thereto, and Sichenzia Ross Friedman Ference LLP, as escrow agent (incorporated by reference from Exhibit 10.3 of the Form 8-KA filed by the Company with the SEC on January 29, 2010).

CUSIP No. 98158R104	13D	Page 7 of 8 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 27, 2011
/s/ Jimmy Wang
Jimmy Wang
Dated: May 27, 2011
/s/ Mindy Wang
Mindy Wang